

May 16, 2013

Via E-mail
Simon Moutter
Chief Executive Officer
Telecom Corporation of New Zealand Limited
Telecom House
167 Victoria Street
Auckland, New Zealand

  Re: Telecom Corporation of New Zealand Limited
    Form 20-F for the Fiscal Year Ended June 30, 2012
    Filed August 24, 2012
    File No. 1-10798

Dear Mr. Moutter:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2012

Non-GAAP Measures, page 54

1. We refer to your presentation of "adjusted free cash flow" as a performance measure on page 55. This non-GAAP measure appears to represent a liquidity measure, rather than a performance measure, since you deduct cash paid for capital expenditures which is an item not included in the calculation of net earnings under IFRS. In this regard, please revise in future filings to comply with Item 10(e)(i)(1)(A) of Regulation S-K which requires a presentation, with equal or greater prominence, of the most directly

comparable financial measure presented in accordance with IFRS, which we believe would be cash flow from operations.

Note 1. Statement of Accounting Policies

Revenue Recognition, page 85

2.   We note that within your Retail business, you focus on packages that bundle voice, broadband and value-added services. You provide two examples of these value-added services: email and photo storage services. Revise to disclose in more detail the types of value-added services you provide to your mobile customers and how you recognize the related revenue. In this regard, tell us how you consider the specific risks and responsibilities assumed by each party in such arrangements to determine whether gross or net revenue recognition is appropriate for these services.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director